PremierOil

17th April 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 17th April 2007.

"Drilling Update".

Yours faithfully

for Stephen Huddle
Company Secretary

Enc

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC

("Premier" or "the Company")

Drilling Update

Premier provides the following update on its current drilling activities.

Guinea Bissau

The Eirozes-1 well has been drilled to a total depth of 2,252m. The well encountered Albian sandstones as prognosed. However, wireline logging has been completed and indicates the well has not encountered any significant hydrocarbons. The well is now being plugged and abandoned.

UK

The Peveril well has been drilled to a total depth of 3,003m. The well did not encounter reservoir quality sandstones, and is now being plugged and abandoned. Premier was carried through the costs of drilling Peveril through a farmdown of its interest.

Premier's Chief Executive, Simon Lockett, said:

"Although we farmed out both wells substantially reducing our exposure, we are disappointed that the Eirozes-1 and Peveril wells did not discover hydrocarbons. However, Premier's 2007 exploration campaign continues with the acquisition of a major 3D seismic programme in Vietnam, the Masimpur-3 well in India and the Gajah Sumatera-1 well in Indonesia, both of which are currently drilling. In addition, the Anne well, offshore Pakistan, is due to spud in June."

ENQUIRIES

Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

END